Press Release

CAE reports fourth quarter and full-year results

•	Restructuring plan on track

•	Net debt reduced to $285.8M from $529.6M a year ago

•	Free cash flow for fiscal 2005 increased to $87.8M from $9.8M

•	Backlog from continuing operations rose to $2.5B

•	Military order intake increased 34%

Montreal, May 11, 2005 – (NYSE: CGT; TSX: CAE) – CAE today released financial results for the fourth quarter and fiscal year ended March 31, 2005. Fourth-quarter earnings from continuing operations, excluding non-recurring items, were $14.1 million, or $0.06 per share, compared to $16.1 million or $0.07 per share in the corresponding year-earlier period. Also excluding non-recurring items, earnings per share for fiscal year 2005 were $0.19, compared to $0.21 the previous year. (All amounts are expressed in Canadian dollars.)

CAE reports earnings from continuing operations of $9.3 million for the fourth quarter, and a net loss from continuing operations for the fiscal year totalling $304.7 million, or $1.23 per share. The full-year results reflect a significant third-quarter loss, which included sizeable non-cash writedowns related to impairment in the value of goodwill as well as tangible and intangible assets and set the stage for implementation of a comprehensive restructuring plan, announced in mid-February 2005, to enhance the Company’s long-term prospects.

As part of that restructuring plan, major elements of the sale of CAE’s Marine Controls business were completed during the fourth quarter. This transaction has enabled the Company to significantly strengthen its financial position.

“We have made meaningful progress in the early stages of our restructuring,” stated President and CEO, Robert E. Brown. “Our balance sheet is stronger; our cash flow has improved significantly; and our businesses are in the process of being reorganised with a view to driving performance improvement.”

CAE’s operations are being realigned into three reporting groups with clearly defined responsibilities and enhanced accountability. The restructuring plan also includes initiatives designed to rationalize the Company’s global manufacturing and training footprint; reduce production costs for full-flight simulators; and increase efficiency and productivity by introducing new best practices and processes. The underlying aim is to improve the quality of assets, strengthen the balance sheet and generate strong free cash flow that will translate into sustained profitability and improved returns on investment.

“We made some tough decisions and completed some difficult tasks in a short period of time during the latter stages of fiscal 2005,” Mr. Brown observed. “Major challenges still await us,” he added. “Fiscal 2006 will be a pivotal transition year, as we focus relentlessly on the successful execution of key elements of our program and build a solid foundation to begin generating earnings growth in fiscal 2007. I am confident that we have the right people and the right plan in place.”

Since February, restructuring actions have included consolidation of the Company’s engineering and program-management departments, respectively, to boost efficiency and eliminate duplication. Several sites adjacent to CAE’s main facility in Montreal have been closed and most of the approximately 450 layoffs announced in February have taken place. A number of other sites in the Company’s global network are slated for rationalization in the period ahead. As well, a range of full-flight simulators will be redistributed within the global training network in order to optimize their utilization.

Among its stated operating objectives, CAE has targeted a reduction of its production costs and cycle times for civil full-flight simulators. The newly formed Simulation Products Group is well into the process of identifying opportunities to reach these objectives. CAE had indicated total expected restructuring charges in the range of $55 to $65 million by the end of fiscal year 2006. With $24.5 million of expenses before tax already incurred in fiscal year 2005 and a number of major activities completed, the restructuring plan is tracking within the lower end of that range. As of fiscal year 2006, CAE will report its financial performance on a segmented basis in order to improve disclosure and transparency with regard to its equipment and training businesses.

Marine Controls divestiture

CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (“L-3”) during the fourth quarter in a transaction valued at $238.6 million. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of £23.0 million ($53 million) of project-finance related debt for the UK Astute Class submarine training program.

Cash flow and financial position

CAE’s free cash flow (defined as net cash provided by continuing operations, less capital expenditures and dividends, plus sale and leaseback proceeds) reached $87.8 million for the year, compared to $9.8 million in the prior year. This improved performance notwithstanding, CAE maintains its previously indicated objective to emerge from the current transition year — fiscal year 2006 —with a solid foundation to begin generating meaningful earnings growth, free cash flow and positive investment returns.

Operating cash flow totalled $207.6 million (including cash restructuring charges), compared to $5.7 million the prior year. The increase resulted from improved operating results, excluding non-cash items, and $85.6 million generated in non-cash working capital.

CAE’s net debt, defined as long-term debt less cash and cash equivalents, was reduced from $529.6 million to $285.8 million through the repayment of $243.7 million, resulting in a debt-to-total-capitalization ratio of approximately 35% (or approximately 50% including the net present value of all off-balance sheet, recourse obligations), from approximately 40% last year.

Non-recurring items

Reported fourth-quarter results include a cash restructuring charge of $24.5 million (pre-tax), together with an additional $9.2 million charge (pre-tax) in primarily non-cash, related to the early repayment of a high-interest-rate loan in Brazil and the settlement of various financial instruments. Also, the fourth quarter results included other non-recurring charges amounting to $3.1 million (pre-tax), representing mainly restructuring charges incurred prior to the adoption of a formal “restructuring plan” as defined by GAAP. As a result, this $3.1 million charge is included in earnings from continued operations and not in the $24.5 million. Finally, the fourth quarter was affected by the recognition of $23.5 million of tax assets. Of the $23.5 million, $12.2 million is related to the reduction in the valuation allowance on CAE’s net operating losses in the United States. The remaining amount relates to the materialization of the net capital losses in the United States as a result of the sale of Marine. The later recognition of the net capital losses was not included in the gain on disposition of Marine.

In addition to these items, full-year reported results include a one-time charge of approximately $3.8 million and a non-cash charge of $443.3 million for impairment in the value of goodwill, intangible and tangible assets recorded in the third quarter. Also included are one-time benefits of $14.2 million from additional investment tax credits (“ITC”) recognized in the first quarter. It should be noted that while ITCs are normal recurring items for CAE, the one-time ITC contingency released in the first quarter was non-recurring.

Additional consolidated financial results

In the fourth quarter, consolidated revenues from continuing operations reached $262.7 million, compared to $261.1 million in the corresponding, year-earlier quarter. Consolidated revenues from continuing operations for the full fiscal year reached $986.2 million, notwithstanding the appreciation of the Canadian dollar over the course of the year. This compares to $938.4 million in the prior fiscal year. The net increase in consolidated revenue results from a $58.4 million (or 13%) increase in Civil revenues, partially offset by a $10.6 million (or 2%) decrease in Military revenues.

Fourth-quarter consolidated earnings before interest and taxes (“EBIT”) from continuing operations, net of one-time items, were $27.7 million, compared to $27.3 million in the year-earlier period. On the same basis, consolidated EBIT for the full fiscal year was $88.3 million, compared to $90.6 million the previous year.

The consolidated backlog from continuing operations at March 31, 2005 was $2.5 billion, up from $2.3 billion a year earlier.

Capital expenditures for the latest year amounted to $118.0 million, compared to $86.8 million in the prior year. Capital expenditures are expected to be in the range of $135 million in fiscal year 2006, reflecting prior investment commitments and maintenance expenditures.

Civil business unit highlights

Civil concluded the year with 17 full-flight simulator orders (compared to 16 orders in the prior year) for a competed market share of 77%. Included in this order book were three simulators for the Airbus A380, bringing to five the number of A380 simulator orders that CAE has won since the inception of the super-jumbo aircraft program. CAE already has reached a critical milestone with the delivery of the first A380 full-flight simulator to Airbus. A second such device is on schedule for anticipated delivery later this year.

Training revenues increased 13% over the previous year, reflecting the growth of the training network to 105 full-flight simulators as well as improved utilization, which reached 73% for the year. Average revenue per simulator increased slightly to approximately $3.1 million.

Civil generated operating earnings of $10.8 million in the fourth quarter of fiscal 2005, compared to $6.0 million in the third quarter and $11.8 million in fourth quarter of fiscal 2004. Consistent with third-quarter results, training services represented the largest proportion of margin. Profitability in the equipment segment improved modestly, but the Company recognizes the fact that its Civil equipment backlog will present challenges over the next several quarters. With respect to Civil margins generally, the asset impairment recognized in the third quarter has reduced amortization expenses by approximately $9.3 million annually. Net of non-recurring items, full-year operating earnings were $41.2 million, or 6% higher than the prior year.

Equipment and services revenues increased year over year as the result of higher order intake, while continuing to account for approximately 40% of the unit’s total consolidated revenues. Training services represented the balance of revenues.

Military business unit highlights

Military concluded the fiscal year with $681.4 million in new order bookings, a 34% increase over the $506.7 million booked in the prior year. U.S. market equipment orders represented more than 40% of all new equipment bookings. Military’s backlog at March 31, 2005 reached $1.4 billion, including the award of a privately financed initiative for the German NH90 helicopter program and a number of strategic wins in the U.S.— a market in which CAE has more than doubled its order intake over the past two years.

Military generated fourth-quarter operating earnings of $13.0 million, compared to $11.3 million in the third quarter and $15.5 million in the corresponding year-earlier quarter. Full-year operating earnings amounted to $47.2 million, a decrease of $4.4 million compared to fiscal 2004, which resulted from higher completion costs on certain programs, particularly in the first quarter, and negative foreign-exchange impacts of $1.2 million. Military’s operating earnings, excluding one-time items, amounted to $47.1 million. Fourth-quarter revenues of $129.1 million were on a par with the third quarter and 2% lower than the year-earlier period. Full-year revenue reached $466.0 million, a decrease of $10.6 million from the prior year, resulting primarily from negative foreign-exchange impacts and delayed program awards.

A more detailed discussion of business unit highlights can be found in the Management’s Discussion & Analysis posted on CAE’s website at http://www.cae.com/financialsQ4.

Conference Call

CAE will host a conference call today at 1:30 p.m. EDT for analysts, institutional investors and the media. North American participants can access the call by dialling 1-877-783-7570 or 514-868-2566. Overseas participants can dial +800-2787-1930 or 1-514-868-2566. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation and defence customers worldwide. The Company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

This press release provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with or used as an alternative for performance measures determined in accordance with GAAP. CAE believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. For a more detailed discussion of these non-GAAP measures, please consult section 4 of the Management’s Discussion & Analysis posted on CAE’s website at http://www.cae.com/financialsQ4.

Certain statements made in this news release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward- looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, or other transactions that may be announced or that may occur after the date hereof. For a description of risks that could cause actual results or events to differ materially from current expectations please refer to the section entitled “Risk Factors” contained in CAE Inc.’s Annual Information Form for the year ended March 31, 2004 filed by CAE Inc. with the Canadian securities commissions (available at www.cae.com or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov) as updated in CAE Inc.’s fiscal 2005 Fourth Quarter

MD&A dated May 11, 2005, included in this news release, under the section entitled “Business Risks And Uncertainties”. The forward-looking statements contained in this news release represent our expectations as of May 11, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

On the Web: www.cae.com

Media contacts:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Anne von Finckenstein, Manager, Public Relations, (514) 340-5370,
anne.vonfinckenstein@cae.com

Investor relations:

Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

As at March 31 (amounts in millions of Canadian dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$57.1	$54.7
Accounts receivable	255.7	316.5
Inventories	101.0	147.7
Prepaid expenses	17.8	19.6
Income taxes recoverable	58.5	52.0
Future income taxes	2.5	1.8
Current assets held for sale	5.8	89.8
	498.4	682.1
Restricted cash	0.9	7.0
Property, plant and equipment, net	792.2	780.0
Future income taxes	101.0	89.0
Intangible assets	20.2	129.2
Goodwill	92.1	300.7
Other assets	137.4	180.8
Long-term assets held for sale	57.5	139.9
	$1,699.7	$2,308.7
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$312.8	$322.0
Deposits on contracts	93.5	69.3
Long-term debt due within one year	35.3	8.8
Future income taxes	19.6	51.1
Current liabilities related to assets held for sale	7.8	54.5
	469.0	505.7
Long-term debt	307.6	575.5
Deferred gains and other long-term liabilities	179.8	171.0
Future income taxes	38.3	77.5
Long-term liabilities related to assets held for sale	53.4	60.2
	1,048.1	1,389.9
Shareholders’ Equity
Capital stock	373.8	367.5
Contributed surplus	3.3	1.3
Retained earnings	340.8	562.1
Currency translation adjustment	(66.3)	(12.1)
	651.6	918.8
	$1,699.7	$2,308.7

Consolidated Statements of Earnings

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2003
Revenue
Civil Simulation and Training	$520.2	$461.8	$517.2
Military Simulation and Training	466.0	476.6	459.6
	$986.2	$938.4	$976.8
Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$47.6	$39.0	$115.6
Military Simulation and Training	47.2	51.6	78.8
Impairment of goodwill, tangible and intangible assets	(443.3)	—	—
Restructuring Costs	(24.5)	(9.3)	—
(Loss) earnings from continuing operations before interest and income taxes	$(373.0)	$81.3	$194.4
Interest on long-term debt	37.8	28.0	31.6
Other interest expense (income), net	(5.7)	(5.6)	(3.5)
(Loss) earnings from continuing operations before income taxes	$(405.1)	$58.9	$166.3
Income tax (recovery) expense	(100.4)	11.5	52.4
(Loss) earnings from continuing operations	$(304.7)	$47.4	$113.9
Results of discontinued operations	104.8	16.6	3.3
Net (loss) earnings	$(199.9)	$64.0	$117.2
Basic (loss) earnings per share from continuing operations	$(1.23)	$0.20	$0.52
Diluted (loss) earnings per share from continuing operations	$(1.23)	$0.20	$0.52
Basic (loss) earnings per share	$(0.81)	$0.27	$0.53
Diluted (loss) earnings per share	$(0.81)	$0.27	$0.53
Weighted average number of common shares outstanding	247.1	233.2	219.4

Consolidated Statements of Retained Earnings

Years ended March 31
(amounts in millions of Canadian dollars)	2005	2004	2003
Retained earnings at beginning of year as previously reported	$562.1	$531.2	$440.4
Change in accounting policy	3.3	—	—
Retained earnings at beginning of year	565.4	531.2	440.4
Share issue costs (2004 - net of taxes of $2.4 million)	—	(5.1)	—
Net (loss) earnings	(199.9)	64.0	117.2
Dividends	(24.7)	(28.0)	(26.4)
Retained earnings at end of year	$340.8	$562.1	$531.2

Consolidated Statements of Cash Flow

Years ended March 31 (amounts in millions of Canadian dollars)	2005	2004	2003
Operating activities
Net (loss) earnings	$(199.9)	$64.0	$117.2
Results of discontinued operations	(104.8)	(16.6)	(3.3)
(Loss) earnings from continuing operations	(304.7)	47.4	113.9
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets	443.3	—	—
Amortization	82.0	71.4	65.1
Future income taxes	(113.9)	(2.9)	16.2
Investment tax credits	(29.2)	(9.2)	28.2
Stock based compensation	2.0	1.3	—
Other	20.9	(6.3)	(18.4)
Decrease (increase) in non-cash working capital	85.6	(100.2)	(64.7)
Net cash provided by continuing operating activities	186.0	1.5	140.3
Net cash provided by discontinued operating activities	21.6	4.2	14.6
Net cash provided by operating activities	207.6	5.7	154.9
Investing activities
Purchase of businesses	(13.8)	—	—
Proceeds from disposal of discontinued operations	239.4	22.3	25.0
Short-term investments, net	—	2.6	18.8
Capital expenditures	(118.0)	(86.8)	(224.2)
Proceeds from sale and leaseback of assets	43.8	122.5	127.0
Deferred development costs	(9.9)	(12.7)	(13.3)
Deferred pre-operating costs	(1.7)	(6.6)	(7.6)
Other assets	(2.4)	(4.8)	(27.5)
Net cash provided by (used in) continuing investing activities	137.4	36.5	(101.8)
Net cash used in discontinued investing activities	(5.8)	(12.0)	(32.6)
Net cash provided by (used in) investing activities	131.6	24.5	(134.4)
Financing activities
Proceeds of long-term debt	267.7	514.9	250.0
Repayments of long-term debt	(588.5)	(650.4)	(326.3)
Dividends paid	(24.0)	(27.4)	(26.2)
Capital stock issuances	3.6	176.4	3.5
Share issue costs	—	(7.5)	—
Other	0.7	1.4	(14.1)
Net cash (used in) provided by continuing financing activities	(340.5)	7.4	(113.1)
Net cash provided by discontinued financing activities	3.2	10.4	18.7
Net cash (used in) provided by financing activities	(337.3)	17.8	(94.4)
Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(3.2)	2.2
Net (decrease) increase in cash and cash equivalents	(0.4)	44.8	(71.7)
Cash and cash equivalents at beginning of year	61.9	17.1	88.8
Cash and cash equivalents at end of year	$61.5	$61.9	$17.1
Cash and cash equivalents related to:
Continuing operations	$57.1	$54.7	$13.5
Discontinued operations	4.4	7.2	3.6
	$61.5	$61.9	$17.1

Consolidated Balance Sheets

	as at	as at
	March 31	March 31
(amounts in millions of Canadian dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$57.1	$54.7
Accounts receivable	255.7	316.5
Inventories	101.0	147.7
Prepaid expenses	17.8	19.6
Income taxes recoverable	58.5	52.0
Future income taxes	2.5	1.8
Current assets held for sale	5.8	89.8

	498.4	682.1

Restricted cash	0.9	7.0
Property, plant and equipment, net	792.2	780.0
Future income taxes	101.0	89.0
Intangible assets	20.2	129.2
Goodwill	92.1	300.7
Other assets	137.4	180.8
Long-term assets held for sale	57.5	139.9

	$1,699.7	$2,308.7

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$312.8	$322.0
Deposits on contracts	93.5	69.3
Long-term debt due within one year	35.3	8.8
Future income taxes	19.6	51.1
Current liabilities related to assets held for sale	7.8	54.5

	469.0	505.7

Long-term debt	307.6	575.5
Deferred gains and other long-term liabilities	179.8	171.0
Future income taxes	38.3	77.5
Long-term liabilities related to assets held for sale	53.4	60.2

	1,048.1	1,389.9

Shareholders’ equity
Capital stock	373.8	367.5
Contributed surplus	3.3	1.3
Retained earnings	340.8	562.1
Currency translation adjustment	(66.3)	(12.1)

	651.6	918.8

	$1,699.7	$2,308.7

Consolidated Statements of Earnings

	three months ended		twelve months ended
	March 31		March 31
	(Unaudited)		(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2005	2004
Revenue
Civil Simulation and Training	$133.6	$128.9	$520.2	$461.8
Military Simulation and Training	129.1	132.2	$466.0	$476.6

	$262.7	$261.1	$986.2	$938.4

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$10.8	$11.8	$47.6	$39.0
Military Simulation and Training	13.0	15.5	47.2	51.6
Impairment of goodwill, tangible and intangible assets	—	—	(443.3)	—
Restructuring costs	(24.5)	(9.3)	(24.5)	(9.3)

(Loss) earnings from continuing operations before interest and income taxes	(0.7)	18.0	(373.0)	81.3
Interest on long-term debt	17.7	5.6	37.8	28.0
Other interest expense (income), net	(1.6)	(1.3)	(5.7)	(5.6)

(Loss) earnings from continuing operations before income taxes	(16.8)	13.7	(405.1)	58.9
Income tax (recovery) expense	(26.1)	4.0	(100.4)	11.5

(Loss) earnings from continuing operations	$9.3	$9.7	$(304.7)	$47.4
Results of discontinued operations	99.5	4.6	104.8	16.6

Net (loss) earnings	$108.8	$14.3	$(199.9)	$64.0

Basic (loss) earnings per share from continuing operations	$0.04	$0.04	$(1.23)	$0.20

Diluted (loss) earnings per share from continuing operations	$0.04	$0.04	$(1.23)	$0.20

Basic (loss) earnings per share	$0.44	$0.05	$(0.81)	$0.27

Diluted (loss) earnings per share	$0.44	$0.05	$(0.81)	$0.27

Weighted average number of common shares outstanding	247.8	246.6	247.1	233.2

Consolidated Statements of Retained Earnings

	three months ended		twelve months ended
	March 31		March 31
	(Unaudited)		(Unaudited)
(amounts in millions of Canadian dollars)	2005	2004	2005	2004
Retained earnings at beginning of period as previously reported	$231.2	$555.2	$562.1	$531.2
Change in accounting policy	3.3	—	3.3	—

Retained earnings at beginning of period	$234.5	$555.2	$565.4	$531.2
Share issue costs (net of taxes $2.4 million)	—	—	—	(5.1)
Net (loss) earnings	108.8	14.3	(199.9)	64.0
Dividends	(2.5)	(7.4)	(24.7)	(28.0)

Retained earnings at end of period	$340.8	$562.1	$340.8	$562.1

Consolidated Statements of Cash Flow

	three months ended		twelve months ended
	March 31		March 31
	(Unaudited)		(Unaudited)
(amounts in millions of Canadian dollars)	2005	2004	2005	2004
Operating activities
Net (loss) earnings	$108.8	$14.3	$(199.9)	$64.0
Results of discontinued operations	(99.5)	(4.6)	(104.8)	(16.6)

(Loss) earnings from continuing operations	9.3	9.7	(304.7)	47.4
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets	—	—	443.3	—
Amortization	23.5	19.9	82.0	71.4
Future income taxes	(45.0)	(2.7)	(113.9)	(2.9)
Investment tax credit	(5.1)	(7.0)	(29.2)	(9.2)
Stock based compensation	0.6	0.4	2.0	1.3
Other	16.8	5.0	20.9	(6.3)
Decrease (increase) in non-cash working capital	66.8	54.2	85.6	(100.2)

Net cash provided by continuing operating activities	66.9	79.5	186.0	1.5
Net cash provided by discontinued operating activities	6.6	4.1	21.6	4.2

Net cash provided by operating activities	73.5	83.6	207.6	5.7

Investing activities
Purchase of business	(7.2)	—	(13.8)	—
Proceeds from disposal of discontinued operations	238.6	—	239.4	22.3
Short-term investments, net	—	3.0	—	2.6
Capital expenditures	(14.5)	(25.8)	(118.0)	(86.8)
Proceeds from sale and leaseback of assets	15.8	—	43.8	122.5
Deferred development costs	(0.5)	(5.2)	(9.9)	(12.7)
Deferred pre-operating costs	(0.4)	(3.4)	(1.7)	(6.6)
Other assets	2.7	(12.3)	(2.4)	(4.8)
Net cash provided by (used in) continuing investing activities	234.5	(43.7)	137.4	36.5
Net cash provided by (used in) discontinued investing activities	0.4	(4.9)	(5.8)	(12.0)

Net cash provided by (used in) investing activities	234.9	(48.6)	131.6	24.5

Financing activities
Proceeds of long-term debt	12.3	134.6	267.7	514.9
Repayments of long-term debt	(324.2)	(196.2)	(588.5)	(650.4)
Dividends paid	(2.4)	(7.3)	(24.0)	(27.4)
Common stock issuance	2.6	0.5	3.6	176.4
Share issue costs	—	—	—	(7.5)
Other	(1.8)	—	0.7	1.4

Net cash (used in) provided by continuing financing activities	(313.5)	(68.4)	(340.5)	7.4
Net cash provided by discontinued financing activities	0.7	4.6	3.2	10.4

Net cash (used in) provided by financing activities	(312.8)	(63.8)	(337.3)	17.8

Effect of foreign exchange rate changes on cash and cash equivalents	(1.3)	3.2	(2.3)	(3.2)

Net (decrease) increase in cash and cash equivalents	(5.7)	(25.6)	(0.4)	44.8
Cash and cash equivalents at beginning of period	67.2	87.5	61.9	17.1

Cash and cash equivalents at end of period	$61.5	$61.9	$61.5	$61.9

Cash and cash equivalents related to:
Continuing operations			$57.1	$54.7
Discontinued operations			4.4	7.2

			$61.5	$61.9